+1 212 450 4000 davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

September 24, 2025
Re:	Global Health Solutions, Inc. Registration Statement on Form S-1 CIK No. 0002023016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Vanessa Robertson Sasha Parikh Joe McCann Alan Campbell

Ladies and Gentlemen:

On behalf of our client, Global Health Solutions, Inc., dba Turn Therapeutics (the “Company” or “Turn”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 filed on September 16, 2025 (the “Registration Statement”) contained in the Staff’s letter dated September 23, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing an amended Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Description of Capital Stock
Common Stock, page 105

1.	You disclose that in connection with the effectiveness of the registration statement and before the completion of the offering, a 2-for-1 forward stock split of your common stock will be effected. Please confirm whether it will be effected prior to effectiveness of your registration statement. If so, please revise your financial statements to reflect the forward stock split in accordance with ASC 260-10-55-12 and SAB Topic 4:C. and have your auditor dual date the report for the impact of the split.

Response: The Company advises the Staff that the 2-for-1 forward stock split of its common stock will be effected after the effectiveness of the Amended Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (212) 450-4715 or stephen.byeff@davispolk.com or Michael Kaplan at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,
/s/ Stephen A. Byeff

cc:            Bradley Burnam

Global Health Solutions, Inc.

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